UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerp
Belgium

+32-3-247-59-11
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the "Company"), dated October 20, 2025, announcing that the Company has mandated Danske Bank, DNB Carnegie, Nordea Bank and Pareto Securities to arrange a series of fixed income investor meetings on October 20, 2025.

Attached hereto as Exhibit 99.2 is a copy of the Company's press release announcing that the Company has continued its fleet rejuvenation strategy with the sale of two older vessels and the delivery of five newbuilding vessels.

The information contained in Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-289724) that was filed with the U.S. Securities and Exchange Commission on August 20, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: October 20, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer